Silvergrove Advisors LLC

Statement of Financial Condition
December 31, 2015

ASSETS	
Cash and cash equivalents	$ 1,955,597
Prepaid expenses	780
	$ 1,956,377
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable	$ 684
Member's equity	1,955,693
	$ 1,956,377